

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2016

<u>Via E-mail</u>
Barry Dahl
Chief Financial Officer
Klondex Mines Ltd.
1055 West Hastings Street, Suite 2200
Vancouver, BC
Canada V6E 2E9

Re: Klondex Mines Ltd.
Form 40-F for the Year Ended December 31, 2015
Filed March 28, 2016
File No. 001-37563

Dear Mr. Dahl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2015

Principal Accountant Fees and Services

1.   We note from your disclosure that the audit-related fees include due diligence assistance and accounting consultations on proposed transactions. Please tell us the nature of due diligence and accounting consultations provided by your principal accountant. Refer to General Instruction C of the Form 40-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding the comment.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining